Exhibit 99.1

Shopify Announces Results of its 2022 Annual General and Special Meeting of Shareholders

and Further Details Regarding Previously Announced Share Split

Internet, Everywhere – June 8, 2022 – Shopify Inc. (NYSE, TSX: SHOP), a provider of essential internet infrastructure for commerce, announced the results of its annual general and special meeting of shareholders (the “Meeting”) held on June 7, 2022. All director nominees were elected to the Board of Directors and PricewaterhouseCoopers LLP was appointed as the Company’s auditors. Shareholders approved the previously announced amendments to the Company’s restated articles of incorporation to update its governance structure, as well as the previously announced 10-for-1 split of the Company’s Class A and Class B shares to be effected through a separate amendment to its restated articles of incorporation (the “Share Split”), all as further described in the Company’s management information circular dated April 11, 2022 (the “Circular”). Shareholders also approved the advisory resolution on the Company’s approach to executive compensation disclosed in the Circular.

Meeting Results

The detailed results of the Meeting were as follows:

1. Election of Directors

The seven (7) nominees for director that were proposed by management of the Company were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes cast for each nominee were as follows:

Director	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Tobias Lütke	193,196,219	98.68%	2,588,664	1.32%
Robert Ashe	185,629,962	94.81%	10,154,910	5.19%
Gail Goodman	192,789,980	98.47%	2,994,893	1.53%
Colleen Johnston	192,590,325	98.37%	3,194,557	1.63%
Jeremy Levine	192,760,637	98.46%	3,024,245	1.54%
John Phillips	194,066,721	99.12%	1,718,161	0.88%
Fidji Simo	195,332,617	99.77%	452,266	0.23%

2. Appointment of Auditors

PricewaterhouseCoopers LLP was appointed as the Company’s auditors by a majority of the votes cast by shareholders present or represented by proxy at the Meeting, and the directors were authorized to fix the auditors’ compensation. The votes were cast as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
205,284,278	99.69%	644,163	0.31%

3. Approval of Plan of Arrangement

The special resolution in respect of the plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) was passed by the required (i) two-thirds majority of the votes cast by Class A and Class B shareholders present or represented by proxy at the Meeting, voting together as a single class, and (ii) majority of the votes cast by Class A and Class B shareholders (excluding the Company’s Founder and Chief Executive Officer, Tobias Lütke, and his associates and affiliates) present or represented by proxy at the Meeting, voting together as a single class. The votes were cast as follows:

Two-Thirds Majority of the Votes Cast by Class A and Class B Shareholders

Votes For	% of Votes For	Votes Against	% of Votes Against
141,656,592	72.35%	54,128,291	27.65%

Majority of the Votes Cast by Class A and Class B Shareholders Excluding the Company’s Founder and Chief Executive Officer, Tobias Lütke, and His Associates and Affiliates

Votes For	% of Votes For	Votes Against	% of Votes Against
62,732,822	53.68%	54,128,291	46.32%

4. Approval of Share Split

The special resolution in respect of the Share Split was passed by a two-thirds majority of the votes cast by Class A and Class B shareholders present or represented by proxy at the Meeting, voting together as a single class. The votes were cast as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
205,193,124	99.64%	735,317	0.36%

5. Advisory Vote on Executive Compensation

The advisory resolution on the Company’s approach to executive compensation disclosed in the Circular was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
183,409,550	93.68%	12,375,183	6.32%

Following the Meeting, the Board of Directors selected Tobias Lütke to continue to serve as Chair of the Board of Directors, and Robert Ashe to continue to serve as Lead Independent Director.

Final voting results on all matters voted on at the Meeting will be filed on Shopify’s profile on SEDAR at www.sedar.com and under the Company’s profile on EDGAR at sec.gov.

Arrangement

The implementation of the Arrangement and the amendments to Shopify’s restated articles of incorporation in respect of its governance structure remain subject to the final approval of the Ontario Superior Court of Justice (Commercial List) at a hearing scheduled for June 9, 2022. Once the final order is granted, the articles of arrangement will be filed, and the Arrangement will become effective.

Share Split

As the shareholders approved the Share Split at the Meeting, Shopify will proceed to file the articles of amendment under the Canada Business Corporations Act to effect the Share Split. Shareholders of record as of the close of business on June 22, 2022 (the “Record Date”) will receive from Computershare, the Company’s registrar and transfer agent, on June 28, 2022 (the “Payment Date”) nine additional Class A shares or Class B shares, as applicable, for every one share held.

The New York Stock Exchange and the Toronto Stock Exchange have determined that the Class A shares will trade on a due bill basis from June 21, 2022 (being one trading day prior to the Record Date) to the Payment Date (i.e., June 28, 2022), inclusive. A due bill is an entitlement attached to listed securities undergoing a material corporate action, such as the Share Split. In this instance, the entitlement is to the additional Class A shares issuable as a result of the Share Split. Any trades that are executed during the due bill period will be flagged to ensure purchasers receive the entitlement to the additional Class A shares issuable as a result of the Share Split. Ex-distribution trading in the Class A shares on a split-adjusted basis will commence on June 29, 2022, as of which date purchases of Class A shares will no longer have the attaching entitlement to the additional Class A shares. The due bill redemption date will be June 30, 2022.

Shareholders will not need to take any action in connection with the Share Split. Currently outstanding share certificates representing Class A shares or Class B shares will continue to be effective. They should be retained by shareholders and should not be forwarded to the Company or Computershare. The Company will use the direct registration system (“DRS”) to electronically register the shares issued pursuant to the Share Split, rather than issuing physical share certificates. On or around June 28, 2022, Computershare will send out DRS advice statements to registered shareholders indicating the number of additional shares that they are receiving as a result of the Share Split. This will allow shareholders to hold their additional shares in book-entry form without having a physical share certificate issued. In addition, Computershare will electronically issue the appropriate number of Class A shares to CDS Clearing and Depositary Services Inc. and the Depository Trust Company for distribution to non-registered (beneficial) shareholders. Non-registered (beneficial) shareholders who hold their Class A shares in an account with their investment dealer or other intermediary will have their accounts automatically updated to reflect the Share Split in accordance with the applicable brokerage account providers’ usual procedures.

Further details of the Share Split are contained in the Circular, which is available on Shopify’s profile on SEDAR at www.sedar.com and under the Company’s profile on EDGAR at sec.gov, and on our website at investors.shopify.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Words such as “expect”, “continue”, “will”, “plan”, and “intend” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on Shopify’s current expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that the Arrangement and the Share Split discussed above will be completed on the terms described above. The forward-looking statements contained in this press release represent Shopify’s expectations as of the date of this press release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact
Stephanie Ross
Communications Lead
press@shopify.com